UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                         Florafax International, Inc.
                       --------------------------------
                               (Name of Issuer)

                                 Common Stock
                       --------------------------------
                        (Title of Class of Securities)

                                   33982510
                       --------------------------------
                                (CUSIP Number)


Mr. Lance Laifer                      With a copy to:
Laifer Capital Management, Inc.       Gerald Adler, Esq.
Hilltop Partners, L.P.                Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                   919 Third Avenue
New York, New York 10036              New York, New York 10022
(212) 921-4139                        (212) 758-9500
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 19, 1996
                       --------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
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CUSIP No. 33982510                                       Page  2  of  9 Pages
          --------                                           -----  -----
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
           Hilltop Partners, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                 (b) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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  NUMBER OF    |   7   SOLE VOTING POWER
   SHARES      |         850,729
BENEFICIALLY   |---------------------------------------------------------------
  OWNED BY     |   8   SHARED VOTING POWER
    EACH       |         0
  REPORTING    |---------------------------------------------------------------
   PERSON      |   9   SOLE DISPOSITIVE POWER
    WITH       |         850,729
               |---------------------------------------------------------------
               |  10   SHARED DISPOSITIVE POWER
               |         0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                     850,729
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     10.4%
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14   TYPE OF REPORTING PERSON*
                     PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
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CUSIP No. 33982510                                       Page  3  of  9 Pages
          --------                                           -----  -----
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
           Laifer Capital Management, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                 (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
  NUMBER OF    |   7   SOLE VOTING POWER
   SHARES      |         1,044,329
BENEFICIALLY   |---------------------------------------------------------------
  OWNED BY     |   8   SHARED VOTING POWER
    EACH       |         0
  REPORTING    |---------------------------------------------------------------
   PERSON      |   9   SOLE DISPOSITIVE POWER
    WITH       |         1,044,329
               |---------------------------------------------------------------
               |  10   SHARED DISPOSITIVE POWER
               |         402,600
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                     1,446,929
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     17.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                     CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 33982510                                       Page  4  of  9 Pages
          --------                                           -----  -----
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
           Lance Laifer
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                 (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
  NUMBER OF    |   7   SOLE VOTING POWER
   SHARES      |         1,044,329
BENEFICIALLY   |---------------------------------------------------------------
  OWNED BY     |   8   SHARED VOTING POWER
    EACH       |         0
  REPORTING    |---------------------------------------------------------------
   PERSON      |   9   SOLE DISPOSITIVE POWER
    WITH       |         1,044,329
               |---------------------------------------------------------------
               |  10   SHARED DISPOSITIVE POWER
               |         402,600
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                     1,446,929
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     17.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                     IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Amendment No. 1 to
                                 Schedule 13D
                         Florafax International, Inc.


         This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of September 6, 1996 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Florafax International, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meaning assigned thereto in the Schedule 13D. The address of the Issuer is 8075 20th Street, Vero Beach, Florida 32966.

Item 3.  Source and Amount of Funds.

    Item 3 is amended to add the following information:

         The source of the funds used by Hilltop to purchase the securities of the Issuer was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Issuer was (i) the working capital of Hilltop and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Annex A. Jeffrey Eisenberger, one of the Covered Persons, purchased 2,000 shares of Common Stock on October 31, 1996 using $5,549.60 of his personal funds.

Item 5.  Interest in Securities of Issuer.

    Item 5 is amended and restated in its entirety to read as follows:

         (a) Hilltop is the beneficial owner of 850,729 shares (10.4%) Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 1,446,929 shares (17.6%) of Common Stock. The 1,446,929 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

         (i) 850,729 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

         (ii) 596,200 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

         Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

         The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of October 10, 1996, there were 8,209,727 shares of Common Stock of the Issuer outstanding as reported by the Issuer in its Annual Report on Form 10-KSB for the period ended August 31, 1996.

         (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 850,729 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

         Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 850,729 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting and to dispose and direct the disposition of 193,600 shares of Common Stock owned by Offshore and (ii) has the power to dispose and direct the disposition of 402,600 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to the Clients.

         (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were effected in the open market. As noted in Item 3 above, one of the Covered Persons purchased 2,000 shares of Common Stock on October 31, 1996.

         (d) Not applicable.

         (e) Not applicable.

Dated:  November 27, 1996         HILLTOP PARTNERS, L.P.


                                       By:LAIFER CAPITAL MANAGEMENT, INC.,
                                          as General Partner


                                       By: /s/Lance Laifer
                                           --------------------------
                                           Lance Laifer
                                           President

                                       LAIFER CAPITAL MANAGEMENT, INC.


                                       By: /s/Lance Laifer
                                           --------------------------
                                           Lance Laifer
                                           President


                                           /s/Lance Laifer
                                           --------------------------
                                           Lance Laifer

                                    ANNEX A



                                                     LAIFER    HILLTOP    WOLFSON    OFFSHORE  HAUSSMAN
DATE      TYPE*   PRICE    COMMISSION  NET PRICE   # SHARES   # SHARES   # SHARES   # SHARES   # SHARES
09/25/96    B     $2.25      $0.03      $2.28         2,000      1,100        400        300        200
09/25/96    B      2.125      0.03       2.155        2,600      1,500        600        300        200
10/14/96    S      2.125      0.03       2.095        2,600          0      2,600          0          0
10/16/96    B      2.375      0.00       2.375       10,000      2,600      5,200      1,300        900
10/17/96    B      2.375      0.00       2.375       40,000     21,500      9,700      5,300      3,500
10/18/96    B      2.375      0.00       2.375       14,000      7,500      3,600      1,800      1,100
10/31/96    B      2.7448     0.03       2.7748      10,000      5,600      2,200      1,300        900
11/19/96    B      2.5625     0.0250     2.5875     117,200     73,400     27,300     16,500          0
11/19/96    S      2.5625     0.0250     2.5375     117,200          0          0          0    117,200

--------------
*  B - open market purchase
   S - open market sale